Mail Stop 3561

January 22, 2010

S. Wayne Kay, CEO
Response Biomedical Corp.
1781 - 75th Avenue W.
Vancouver, British Columbia, Canada V6P 6P2

> **Re:** **Response Biomedical Corp.**
> **Form 20-F for fiscal year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 000-50571**

Dear Mr. Kay:

     We have completed our review of your filing and related documents and have no further comments.

     Sincerely,

     John Reynolds
     Assistant Director

cc: Livleen Kaler, CFO
       Fax: (604) 456-6066